Exhibit 6.1

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (“Agreement”) is made and entered into this 19th day of November, 2014, by and between Groundfloor Finance Inc., a Georgia corporation (the “Company”), and Brian Dally (“Executive”). The Company and the Executive are hereinafter collectively referred to as the “Parties”.

WHEREAS, Company is engaged in the business of facilitating the microlending of commercial real estate transactions for residential renovation and construction projects (the “Business”);

WHEREAS, Executive acknowledges that he will be employed in a position of trust and confidence in which Executive will learn of, have access to and develop confidential and proprietary information, know-how and trade secrets, which the Company is entitled to protect from use in competition with its Business;

WHEREAS, the Company desires to receive from Executive a covenant not to compete, proprietary information and invention rights, and certain other covenants as a condition of Executive’s employment;

WHEREAS, Executive desires to work for the Company under the terms and conditions of this Agreement; and

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained and for other good and valuable consideration, including the employment of Executive for the term stated herein and Executive’s opportunity to receive equity and severance payments as described herein, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1.          Employment. Subject to and upon the terms and conditions herein provided, Company hereby agrees to employ Executive and Executive hereby agrees to be employed by Company for the Term of Agreement, as defined in Section 3 hereof.

2.          Position and Responsibilities. During the Term (as defined below) of this Agreement, Executive will be employed as Company’s President and Chief Executive Officer. In such capacity, Employee shall perform the duties appropriate to such office or position, and such other duties and responsibilities as are assigned to Executive by the Board from time to time. While so employed, Executive agrees to devote his full business time and attention to carrying out the duties and responsibilities under this Agreement and will use his best efforts, skills and abilities to further the interests of Company. While employed by Company, Executive may not work for his own behalf or for any other entity, in any capacity, without the prior express written consent of Company’s Board of Directors, provided that, any and all management of Executive’s ownership interest in Fomentum Consulting LLC shall not constitute a violation of this Agreement. Executive agrees to comply with all policies, standards and regulations of Company now existing or hereafter promulgated. The Company and the Executive agree that for so long as the Executive serves as the Company’s Chief Executive Officer, the Executive shall have the right to serve on the Company’s Board of Directors.

Notwithstanding the foregoing, Executive may engage in charitable and community activities, so long as, in each case, any one or more of such activities does not interfere with the performance by Executive of his obligations under this Agreement nor constitute a conflict of interest with any of Executive’s obligations to Company, as determined in the reasonable discretion of Company’s Board of Directors.

3.            Term of Agreement. This Agreement will commence on November 19, 2014 (the (“Employment Date”) and will continue until December 31, 2017 (the “Initial Term”) and thereafter will automatically renew on a year-to-year basis on the same terms and conditions set forth herein unless terminated as provided herein or unless amended or modified by mutual agreement of the Parties hereto. (As used throughout this Agreement, “Term” will include the Initial Term and any renewals thereof in accordance with this Agreement).

4.            Compensation and Benefits.

4.1           Compensation. Commencing on the Employment Date and during the Initial Term of this Agreement, Company will pay Executive a salary at the per annum rate of (i) Seventy Thousand Dollars ($70,000) until the closing of an equity financing with proceeds to the Company of at least $1,500,000 (including the conversion of any outstanding convertible debt) (the “Equity Financing”), and (i) One Hundred Twenty-Five Thousand Dollars ($125,000) upon the closing of an Equity Financing (the “Base Salary”), less required withholdings and other authorized deductions, payable in accordance with Company’s regular payroll schedule and policies. The Board of Directors (or the Compensation Committee of Company’s Board of Directors, if any) will review Executive’s salary and bonus compensation on an annual basis commencing in July 2015 and each July thereafter.

4.2           Bonus. On or immediately after the three month anniversary of the closing of the Equity Financing, the Compensation Committee shall consider the establishment of an incentive bonus plan to be determined by reference to satisfaction (as determined by the Compensation Committee of the Board of Directors, if any, in its discretion) of the goals and objectives specified by the Board of Directors for this purpose from time to time, and Executive shall be eligible to participate in such bonus plan.

4.4           Benefits. During the Term of Agreement, Executive may be eligible to participate in certain benefit plans, which are in effect from time to time for all similarly situated employees of Company, in accordance with the normal business practices of Company and subject to the terms of the applicable plan documents,

4.5           Vacation. Executive will be entitled to up to twenty five (25) business days of paid time off (“PTO”) in each full calendar year and accrued in accordance with Company policy.

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4.6           Business Expenses. During the Term of Agreement, Executive will be entitled to receive prompt reimbursement for all reasonable business expenses incurred by Executive in performing services hereunder, including cellular phone service (and other similar electronic device(s)) and travel expenses while away from home on business, provided that such expenses are incurred and accounted for in accordance with the policies and procedures established by Company.

5.            Termination.

5.1           General Provisions. This Agreement will terminate as provided in this Section 5 of this Agreement. Upon termination as provided in this Section, except as otherwise expressly provided herein, Company will thereafter have no further obligation or liability to Executive except for the compensation accrued but unpaid at the date of termination. At the conclusion of the Initial Term or any renewal Term, this Agreement will be considered voluntarily terminated by the parties if Executive or Company (through its Board of Directors) have given written notice to the other of intention not to renew this Agreement for the coming employment year, such notice to be delivered at least thirty (30) days prior to the last day of the Initial Term or renewal Term, as applicable.

5.2           Termination for Cause. Company may terminate the Term of Agreement and Executive’s employment immediately and without notice for Cause. For purposes of this Agreement, “Cause” will mean: (i) the failure of Executive to perform or observe any of the terms of this Agreement, which failure continues for thirty (30) days after Executive has been notified in writing by Company of the nature of Executive’s failure, however, in no event will Executive be entitled to receive more than one (1) opportunity to cure repeated conduct within any twelve (12) month period; (ii) conviction of, or plea of guilty or no contest to a felony or other crime of fraud or moral turpitude; (iii) demonstrated misappropriation of funds; (iv) demonstrated falsification of Company records or other fraud; (v) breach of fiduciary duty owed to Company; (vi) habitual insobriety; (vii) demonstrated willful misconduct; or (viii) gross negligence in the performance of duties and responsibilities. Upon termination for Cause, Executive will be entitled to receive (i) the Base Salary then in effect and the benefits set forth above through the effective date of such termination, (ii) to the extent such termination is effective after the last day of any calendar year, any bonus to which Executive is entitled pursuant to Section 4.2 above with respect to such preceding calendar year, (iii) payment for accrued unused PTO, and (iv) no other payments or compensation of any kind, except to the extent required by law. Company’s exercise of its right to terminate Executive for Cause will be without prejudice to any other remedy to which Company may be entitled at law, in equity or under this Agreement.

5.3           Resignation. Executive may resign and terminate his employment at any time by giving no less than thirty (30) days prior written notice to Company. Upon Executive’s resignation, Executive will be entitled to receive (i) the Base Salary then in effect and the benefits set forth above through the effective date of such termination, (ii) to the extent such termination is effective after the last day of any calendar year, any bonus to which Executive is entitled pursuant to Section 4.2 above with respect to such preceding calendar year, (iii) payment for accrued unused PTO, and (iv) no other payments or compensation of any kind.

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5.4           Termination Due to Death or Disability. This Agreement will automatically terminate immediately upon the death of Executive. In addition, in the event Executive is unable to perform his duties hereunder by reason of any mental or physical disability or incapacity for a period of ninety (90) consecutive days, Company may terminate Executive’s employment upon thirty (30) days prior written notice to Executive. Upon termination for death or disability, Executive (or Executive’s estate, as the case may be) will be entitled to receive (i) the Base Salary then in effect and the benefits set forth above through the effective date of such termination, (ii) to the extent such termination is effective after the last day of any calendar year, any bonus to which Executive is entitled pursuant to Section 4.2 above with respect to such preceding calendar year, (iii) payment for accrued unused PTO, and (iv) no other payments or compensation of any kind, except to the extent required by law. Company will not be obligated to pay Base Salary, continue benefit accruals for or otherwise compensate Executive during any period of disability or incapacity except in accordance with Company’s existing disability policies generally applicable to members of senior management.

5.5           Termination Without Cause; Resignation with Good Reason.

(a)          Company will have the right, exercisable upon thirty (30) days prior written notice to Executive, to terminate Executive’s employment under this Agreement without Cause for any reason other than as set forth above in Sections 5.2, 5.3, or 5.4, effective no earlier than ten (10) days from the date the Company provides its written notice of termination. Executive will have the right, exercisable upon thirty (30) days prior written notice to Company, to terminate his employment under this Agreement during the one-year period following the initial existence of one or more conditions that constitute “Good Reason” and that arise without his consent.

(b)          For this purpose, “Good Reason” will mean any of the following conditions: (i) the material diminution or restriction of Executive’s authority, duties or responsibilities in a manner inconsistent with Executive’s position, duties, responsibilities and status with Company as of the date of this Agreement, (ii) a material diminution in Executive’s Base Salary, (iii) any material breach of this Agreement by Company, or (iv) if Executive is required to relocate more than fifty (50) miles from his current domicile, in Atlanta, Georgia, in order to perform his duties hereunder. Such a condition will constitute “Good Reason” only if Executive provides notice to Company’s Board of Directors of the existence of the condition no later than 90 days after the initial existence of the condition and if Company does not remedy the condition during the 30 day period following such notice.

(c)          If Executive is terminated by Company pursuant to this Section 5.5 or Executive resigns for Good Reason as permitted by this Section 5.5, Executive shall, upon execution of a standard, general release, be entitled to receive:

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(i)          the Base Salary then in effect (paid in accordance with Company’s regular payroll schedule) and the benefits set forth above through the effective date of such termination;

(ii)         payment for accrued unused PTO in a lump sum on or before the next regular payroll date;

(iii)        the benefits described in section 4.4 above, to the extent Company is able to provide and Executive is eligible to receive such benefits on a tax-exempt basis, through the date which is twelve (12) months following the date of Executive’s employment termination;

(iv)        to the extent such termination is effective after the last day of the Initial Term but prior to the date on which the bonus described in Section 4.2 above has been paid, an amount equal to any bonus to which Executive would have been entitled pursuant to Section 4.2 above with respect to such preceding period but for the fact that he was not employed on the intended payment date of such bonus, in a lump sum on or before the end of the next calendar quarter;

(v)         the monthly Base Salary in effect for Executive immediately prior to the date of his employment termination multiplied by twelve (12), such amount to be paid in equal monthly installments in accordance with Company’s regular payroll schedule; and

(vi)        no other payments or compensation of any kind, except to the extent required by law.

6.            Non-Competition, Non-Solicitation and Proprietary Information and Inventions. Executive agrees to execute an agreement with the Company substantially similar to the form of its standard Proprietary Information, Inventions, Non-Competition and Non-Solicitation Agreement, a copy of which Executive acknowledges has been provided by Company to Executive.

7.            Indemnification. Executive agrees to indemnify and hold harmless Company, its Directors, officers and employees against any liabilities and expenses, including reasonable attorney’s fees and costs and reasonable amounts paid in settlement, incurred by any of them in connection use of any of Executive’s skills or knowledge by Company if a violation of contract or law.

8.            Full Enforcement. If any part of any covenant or provision contained in this Agreement is determined by a court of competent jurisdiction, or by any arbitration panel to which a dispute is submitted, to be invalid, illegal or incapable of being enforced, then the court or arbitration panel so deciding will interpret such provisions in a manner so as to enforce them to the fullest extent permitted by law in order to give maximum effect to the expressed intent of the Parties hereto. If the final judgment of a court of competent jurisdiction declares that any term or provision of Section 6 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability will have the power to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

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9.            Severability. The provisions of this Agreement will be deemed severable, and the invalidity or unenforceability of any provision (or part thereof) of this Agreement will in no way affect the validity or enforceability of any other provisions (or remaining part thereof).

10.          Entire Agreement. This Agreement supersedes all prior agreements and understandings, oral or written, between Company and Executive with respect to the subject matter hereof.

11.          Amendments. No change, modification, termination or attempted waiver of any of the provisions of this Agreement will be binding upon any party hereto unless reduced to writing and signed by the party against whom enforcement is sought.

12.          Waiver. Failure to insist upon strict compliance with any of the terms, covenants or conditions hereof will not be deemed a waiver of such terms, covenants or conditions, nor will any waiver or relinquishment or any right or power granted hereunder at any particular time be deemed a waiver or relinquishment of such rights or powers at any time or times.

13.          Counterparts. Any number of counterparts of this Agreement may be signed and delivered, each of which will be considered an original and all of which, together, will constitute one and the same instrument.

14.         Governing Law. Except as preempted by federal law, this Agreement will be governed by and construed in accordance with the laws of the State of Georgia, without reference to its conflict of law provisions.

15.          Venue. Company and Executive shall bring any litigation under this Agreement in the State of Georgia, notwithstanding that Executive is not at that time a resident of the State of Georgia and cannot be served process within that state. Executive hereby irrevocably consents to the jurisdiction of the courts of Georgia (whether federal or state courts) over his person.

16.          Binding Effect. The provisions of this Agreement will be binding upon and will inure to the benefit of the Parties hereto and their heirs, assigns and successors in interest.

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17.          Notices. All notices required or permitted to be given hereunder shall be in writing and may be delivered by hand, by facsimile, by electronic transmission in pdf format or similar format, by nationally recognized private courier, or by United States mail. Notices delivered by mail shall be deemed given three business days after being deposited in the United States mail, postage prepaid, certified mail, return receipt requested. Notices delivered by hand shall be deemed delivered when actually delivered. Notices given by nationally recognized private courier shall be deemed delivered on the date delivery is promised by the courier. Notices given by facsimile or by electronic transmission with a confirmation of transmission by the transmitting equipment shall be deemed given on the first business day following transmission; provided, however, that a notice delivered by facsimile or electronic transmission that has not been confirmed or acknowledged (including any response to such transmission) by recipient shall only be effective if such notice is also delivered by hand, deposited in the United States mail, postage prepaid, registered or certified mail, or by nationally recognized private courier on or before two business days after its delivery by facsimile or electronic transmission. All notices shall be addressed as follows: in case of Executive, to Executive’s address as shown on Company’s records, and in the case of Company, to Company’s principal office in the State of Georgia.

18.          Headings, Review by Counsel, Interpretation. The headings contained in this Agreement are for reference purposes only shall not be used as aids in interpretation of any provision of this Agreement. The Parties have had the opportunity to and have been encouraged to engage counsel to review this Agreement on their behalf. The provisions of this Agreement are severable and if any part of it is found to be unenforceable the other provisions shall remain fully and validly enforceable. In the event of a dispute hereunder, the language of all valid parts of this Agreement shall be interpreted in accordance with their fair meaning and shall not be interpreted either for or against either of the Parties hereto on the grounds that such party drafted or caused to be drafted this Agreement or any part hereto.

19.          Gender. The use of the masculine gender is for convenience only and will be deemed to refer to the applicable gender.

20.          Successors and Assigns. Executive will not have the right to assign this Agreement, or any rights or obligations hereunder, without prior written consent of the Board. Company may assign this Agreement and/or the right to enforce this Agreement at any time to any person or entity. The provisions of this Agreement will be binding upon and will inure to the benefit of the Parties hereto and their heirs and successors in interest.

21.          Section 409A. It is intended, and this Agreement will be so administered, that the payments and benefits provided under this Agreement will be exempt from section 409A of the Internal Revenue Code of 1986, as amended.

22.          Survival. The provisions of Sections 4 through 26 of this Agreement will survive the termination of this Agreement and the Termination Date; with respect to Sections 4 and 5, such sections will survive only to the extent that they expressly contemplate obligations after the Termination Date.

[Signatures Appear on Following Page]

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement effective as of the date first written above.

EXECUTIVE:

/s/ Brian R. Dally
Brian Dally

GROUNDFLOOR FINANCE, INC.

By:	/s/ Nick Bhargava
Name: Nick Bhargava
Its: Co-founder, Executive Vice President